                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from        to
                                                 ------    -------

                         Commission File Number: 0-1349

         A.       ENESCO GROUP, INC. RETIREMENT PLAN
                  -----------------------------------------------------------
                            (Full title of the plan)

         B.       Enesco Group, Inc., 225 Windsor Drive, Itasca, IL  60143
                  -----------------------------------------------------------
                  (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION

         The following financial statements are furnished for the Plan:

(1)      Consent of Independent Public Accountants.
(2)      Independent Auditors' Report.
(3)      2001 Report of Arthur Andersen LLP.
(4) Statement of Net Assets Available for Benefits, as of December 31, 2002 and December 31, 2001.
(5) Statement of Changes in Net Assets Available for Benefits, for the year ended December 31, 2002.
(6)      Notes to Financial Statements and Supplemental Schedule.
(7) Exhibit 99.1 -- CEO Certification pursuant to Section 906 of the Sarbanes Oxley Act.
(8) Exhibit 99.2 -- CFO Certification pursuant to Section 906 of the Sarbanes Oxley Act.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




DATE:  July 15, 2003           By: /s/ M. Frances Durden
                                   -----------------------------------------
                                   M. Frances Durden, Member
                                   Administrative Committee of
                                   Enesco Group, Inc. Retirement Plan

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


We consent to incorporation by reference in the registration statement (No. 33-11415) on Form S-8 of Enesco Group, Inc. of our report dated June 13, 2003, relating to the statement of net assets available for benefits of Enesco Group, Inc. Retirement Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended, which report appears in this December 31, 2002 Annual Report on Form 11-K of Enesco Group, Inc. Retirement Plan.


/s/ KPMG LLP

June 13, 2003

                       ENESCO GROUP, INC. RETIREMENT PLAN


                 Financial Statements and Supplemental Schedules

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                       ENESCO GROUP, INC. RETIREMENT PLAN

                           December 31, 2002 and 2001



                                TABLE OF CONTENTS



                                                                                                 PAGE

Independent Auditors' Report                                                                       5

Financial Statements:
    Statements of Net Assets Available for Benefits as of December 31, 2002 and
    2001                                                                                           7
    Statement of Changes in Net Assets Available for Benefits for the Year Ended
       December 31, 2002                                                                           8

Notes to Financial Statements                                                                      9

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year) -- December 31, 2002              14

                          INDEPENDENT AUDITORS' REPORT



To the Plan Administrator of the
Enesco Group, Inc. Retirement Plan:


We have audited the accompanying statement of net assets available for benefits of Enesco Group, Inc. Retirement Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying 2001 statement of net assets available for benefits of the Plan was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that financial statement in their report dated May 31, 2002.


We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Chicago, Illinois
June 13, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the
Enesco Group, Inc. Retirement Plan


We have audited the accompanying statements of net assets available for benefits of ENESCO GROUP, INC. RETIREMENT PLAN as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP

Chicago, Illinois
May 31, 2002


 ______________________________________________________________________________
|                                                                              |
|  This report is a copy of a report previously issued by Arthur Anderson LLP. |
|  Arthur Andersen LLP has not reissued the report.                            |
|______________________________________________________________________________|

                       ENESCO GROUP, INC. RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2002 and 2001

                                                                         2002                  2001
                                                                  -------------------   -------------------
Assets:
  Investments                                              $          23,903,466            26,827,208
                                                                  -------------------   -------------------
  Receivables:
    Company contributions                                                771,463               990,188
    Participant contributions                                             32,234                 1,033
                                                                  -------------------   -------------------
            Total receivables                                            803,697               991,221
                                                                  -------------------   -------------------
            Net assets available for benefits              $          24,707,163            27,818,429
                                                                  ===================   ===================

See accompanying notes to financial statements.

                       ENESCO GROUP, INC. RETIREMENT PLAN

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2002

Additions:
  Additions to net assets attributed to:
    Investment income (loss):
      Interest and dividends                               $          473,439
      Net depreciation in fair value of investments                (3,232,589)
                                                            -----------------
           Total net investment loss                               (2,759,150)
                                                            -----------------
    Contributions:
      Participant                                                   1,018,835
      Company                                                       1,208,347
                                                            -----------------
         Total contributions                                        2,227,182
                                                            -----------------
    Other additions                                                     9,629
                                                            -----------------
            Total additions                                          (522,339)
                                                            -----------------
Deductions:
  Deductions from net assets attributed to:
    Benefits paid to participants                                   2,449,972
    Administrative expenses                                           138,955
                                                            -----------------
          Total deductions                                          2,588,927
                                                            -----------------
          Net decrease                                             (3,111,266)
Net assets available for benefits:
  Beginning of year                                                27,818,429
                                                            -----------------
  End of year                                              $       24,707,163
                                                            =================
See accompanying notes to financial statements.

                       ENESCO GROUP, INC. RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001





(1)    DESCRIPTION OF THE PLAN

       The Enesco Group, Inc. Retirement Plan (the Plan) is a defined contribution plan established by Enesco Group, Inc. (the Company) to provide eligible employees with a program to save for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (A)    ELIGIBILITY

              The Plan allows all eligible employees who are employed on a full-time basis to become a participant in the Plan on the first entry date coinciding with or next following their hire date. All eligible employees not employed on a full-time basis shall become a participant in the Plan as of the first entry date next following the date on which the eligible employee completes the eligibility service requirement of 1,000 hours worked in a 12-month period.

       (B)    PARTICIPANT CONTRIBUTIONS

              Participants may elect to contribute a minimum of 1% up to a maximum of 6% of pretax annual compensation, as defined in the Plan, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified plans.

       (C)    COMPANY CONTRIBUTIONS

              The Company provides for matching contributions (Matching Contributions) of 50% of a participant's contribution. The Company also provides for supplemental matching contributions (Supplemental Matching Contributions), whereby the Company will contribute (in Company stock) an amount equal to one-sixth of the Company's Matching Contributions, as defined in the Plan agreement (subject to a maximum of $800) for each eligible participant on the last day of each Plan year. In 2002 the Company was committed to contribute in Company stock $138,172 related to Company Supplemental Matching Contributions. Company Matching and Supplemental Matching Contributions are invested exclusively in the Company stock fund. The Company, at its discretion, may also provide for profit sharing contributions (Profit Sharing Contributions) based on a target percentage of eligible compensation established by the Company that would be allocable to all eligible participants, as defined in the Plan agreement. There were no Profit Sharing Contributions to the Plan during 2002. In addition, participants in the Plan who are still employed by the Company on the last day on the Plan year, are eligible to receive a contribution in an amount equal to 3% of their eligible compensation (Money Purchase Contributions). All Company contributions are subject to certain limitations.

       (D)    INVESTMENT OPTIONS

              Participants direct the investment of their account balance (except Company Matching and Supplemental Matching Contributions -- see note 4) into various investment options offered by the Plan, which currently consist of a Company stock fund and nine mutual funds.


                                                                   (Continued)

                       ENESCO GROUP, INC. RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



       (E)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions,
              (b) Plan earnings/losses, net of any investment and administrative expenses (c) and forfeitures (see below). Allocations are based on participant contributions, and account balances or compensation, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (F)    VESTING

              Participants are vested immediately in their contributions plus actual earnings thereon. Participants become immediately vested upon permanent disability, death, or upon retirement at age 65 or after. Vesting in the Company's total contributions is based on the following schedule:

                                                           PERCENT
                       COMPLETED YEARS OF SERVICE          VESTED
                    --------------------------------   ---------------
                    Less than 1 year of service                  0%
                    At least 1, but less than 2                 10
                    At least 2, but less than 3                 20
                    At least 3, but less than 4                 40
                    At least 4, but less than 5                 70
                    5 or more                                  100

       (G)    FORFEITURES

              Forfeitures from the Company's Money Purchase Contributions are used to reduce the Company's Money Purchase Contributions in the subsequent year. Forfeitures in the amount of $113,076 were used to reduce Company Money Purchase Contributions in 2002. Forfeitures from the Company's Profit Sharing Contributions, Company Matching and Supplemental Matching Contributions are used first to reinstate certain participants forfeited accounts, as defined in the Plan agreement, and then to pay certain Plan expenses. Any excess amounts are allocated to eligible participants, as defined in the Plan agreement.

       (H)    PARTICIPANT LOANS

              Participants may borrow from their accounts a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance (excluding Company Profit Sharing Contributions and Money Purchase Contributions), whichever is less, less the participant's highest outstanding loan balance, if any. Loans are secured by the balance in the participant's account and bear interest at the prime interest rate as listed in The Wall Street Journal on the first business day of the calendar quarter in which the loan is issued, plus 1%. Principal and interest installment payments are made through payroll deductions and are payable within 5 years (except for loans used to acquire a principal residence, which are payable within 20 years).

       (I)    BENEFIT PAYMENTS

              Participants (or their beneficiaries, as applicable) may elect to have the value of their vested account distributed to them upon permanent disability or death, upon reaching normal retirement age
              (65), or


                                                                   (Continued)

                       ENESCO GROUP, INC. RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



              upon termination of employment. A participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account, or monthly, quarterly or annual installments for a specified number of years not to exceed the participant's life expectancy and that of their beneficiary. Participants may elect to receive any holdings in Company stock in cash or stock.

       (J)    TERMINATION OF THE PLAN

              Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions and terminate the Plan at any time, subject to the provisions of ERISA. If the Plan is terminated, Plan participants will be fully vested in their Company contribution account balances.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF ACCOUNTING

              The financial statements of the Plan are prepared under the accrual method of accounting.

       (B)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (C)    INVESTMENT VALUATION AND INCOME RECOGNITION

              The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company's common stock is valued at its year-end closing price. Participant loans are valued at cost, which approximates fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

       (D)    PAYMENT OF BENEFITS

              Benefit payments are recorded when paid.

       (E)    ADMINISTRATIVE EXPENSES

              Administrative expenses are paid by the Plan.


                                                                   (Continued)

                       ENESCO GROUP, INC. RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(3)    INVESTMENTS

       The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2002 and 2001:



                                                                           2002                 2001
                                                                  -------------------   -------------------
       Mutual funds:
        Vanguard Extended Market Index Fund, 163,288 and
          172,708 shares, respectively                           $      3,060,010             3,987,826
        Vanguard International Growth Fund, 126,814 and
          125,020, respectively                                         1,542,064             1,876,555
        Vanguard Prime Money Market Fund, 6,416,030 and
          6,469,606 shares, respectively                                6,416,030             6,469,606
        Vanguard Total Bond Market Index Fund, 258,863 and
          221,400 shares, respectively                                  2,687,000             2,244,999
        Vanguard U.S. Growth Fund, 215,678 and
          224,419 shares, respectively                                  2,601,079             4,230,292
        Vanguard Wellington Fund, 151,643 and 163,893 shares,
          respectively                                                  3,724,359             4,467,715
       Common stock:
         Enesco Group, Inc. common stock, 291,275 and 258,507
           shares, respectively                                         2,062,062             1,628,595



       During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $3,232,589 as follows:


                       Mutual funds                              $     (3,437,672)
                       Common stock                                       205,083
                                                                  -------------------
                                  Net depreciation in fair
                                    value of investments         $     (3,232,589)
                                                                  ===================





       The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.




                                                                   (Continued)

                       ENESCO GROUP, INC. RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(4)    NONPARTICIPANT-DIRECTED INVESTMENT

       The Company's Matching and Supplemental Matching Contributions are invested directly into the Company's common stock. Participants may also direct their own contributions into the Company's common stock. Information about the net assets as of December 31, 2002 and 2001, and the significant components of the changes in the net assets for the year ended December 31, 2002, of the Company's common stock, which includes both participant-directed and nonparticipant-directed amounts are as follows:



                                                                         2002                  2001
                                                                  -------------------   -------------------
Net assets:
  Enesco Group, Inc. common stock                             $        2,062,062             1,628,595
  Company Supplemental Matching Contributions receivable                 138,172               136,634
                                                                  -------------------   -------------------
                                                              $        2,200,234             1,765,229
                                                                  ===================   ===================



             Changes in net assets for the year ended
               December 31, 2002:
                 Additions:
                   Contributions                              $          623,172
                   Net appreciation in fair value of
                     investment                                          205,083
                 Deductions:
                   Benefits paid to participants                        (272,093)
                   Net interfund transfer                               (121,157)
                                                                  -------------------
                                                              $          435,005
                                                                  ===================




(5)    RELATED-PARTY TRANSACTIONS

       The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for the Plan. The Plan also invests in Company common stock and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(6)    TAX STATUS OF THE PLAN

       The Plan has received a favorable determination letter dated September 6, 2002 from the Internal Revenue Service indicating that it is qualified under Section 401(a) of the Internal Revenue Code (Code) and therefore the related trust is exempt from tax under Section 501(a) of the Code. The plan sponsor and plan administrator are not aware of any course of action or series of events that have occurred that would adversely affect the qualified status of the Plan.

                       ENESCO GROUP, INC. RETIREMENT PLAN

        Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)

                               December 31, 2002

                                     (B) IDENTITY OF ISSUE/                                                 (E) CURRENT
     (A)                         (C) DESCRIPTION OF INVESTMENT                          (D) COST               VALUE
--------------   ---------------------------------------------------------------   -------------------   -------------------
                 Mutual funds:
      *             American Funds New Perspective                                         **            $       74,034
      *             Vanguard Extended Market Index Fund                                    **                 3,060,010
      *             Vanguard International Growth Fund                                     **                 1,542,064
      *             Vanguard Prime Money Market Fund                                       **                 6,416,030
      *             Vanguard Total Bond Market Index Fund                                  **                 2,687,000
      *             Vanguard U.S. Growth Fund                                              **                 2,601,079
      *             Vanguard Wellington Fund                                               **                 3,724,359
      *             Vanguard Total Stock Market Index Fund                                 **                   848,134
      *             Vanguard Windsor II Fund                                               **                   843,814
                 Common stock:
      *             Enesco Group, Inc. common stock                                      2,582,978            2,062,062
      *          Participant loans, 5.75% to 9.50%                                         **                    44,880
                                                                                                         -------------------
                                                                                                         $   23,903,466
                                                                                                         ===================

* Represents a party-in-interest.

**Cost omitted for participant-directed investments.


See accompanying independent auditors' report.